UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File No: 001-12822

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEAZER HOMES USA, INC. 401(k) PLAN

1000 Abernathy Road

Suite 1200

Atlanta, Georgia 30328

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beazer Homes USA, Inc.

1000 Abernathy Rd

Suite 1200

Atlanta, Georgia 30328

REQUIRED INFORMATION

The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2005 and 2004, and Supplemental Schedule as of December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan’s financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN

By:

/s/ Jennifer P. Jones	May 26, 2006
Jennifer P. Jones
Plan Administrator

/s/ James O’Leary	May 26, 2006
James O’Leary
Executive Vice-President and Chief Financial Officer
Beazer Homes USA, Inc.

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APPENDIX 1

Beazer Homes USA, Inc.

401(k) Plan

Financial Statements as of and for the Years Ended

December 31, 2005 and 2004, Supplemental Schedule

as of December 31, 2005 and Report of Independent

Registered Public Accounting Firm

Beazer Homes USA, Inc.

401(k) Plan

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administration Committee and Participants of Beazer Homes USA, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of  Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
May 26, 2006

Beazer Homes USA, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Participant-directed investments,
At fair value -	$130,368,941	$97,455,562

Contributions receivable
Participant	413,164	—
Employer	160,561	—
Total contributions receivable	573,725	—

Net assets available for benefits	$130,942,666	$97,455,562

See accompanying notes to financial statements.

Beazer Homes USA, Inc.

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2005	2004
Additions:
Contributions:
Participants	$13,734,569	$10,364,682
Employer	4,314,265	3,300,736
Rollovers	1,619,210	1,054,398
Total contributions	19,668,044	14,719,816

Investment income:
Interest	97,154	140,165
Dividends	1,846,160	905,835
Net appreciation in fair value of investments	22,775,100	16,614,530
Total investment income	24,718,414	17,660,530

Total additions	44,386,458	32,380,346

Deductions:
Distributions to participants	(10,740,542)	(9,387,411)
Fees	(158,812)	(133,237)
Total deductions	(10,899,354)	(9,520,648)

Net increase in net assets available for benefits	33,487,104	22,859,698

Net assets available for benefits:
Beginning of year	97,455,562	74,595,864
End of year	$130,942,666	$97,455,562

See accompanying notes to financial statements.

Beazer Homes USA, Inc.

401(k) Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility – All employees who have attained 21 years of age are eligible to participate in the Plan on the first day of the month following the completion of 30 days of service.

Contributions – Contributions to the Plan are comprised of salary deferral contributions, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Each participant may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $14,000 ($18,000 for participants who are at least 50 years old) for the year ended December 31, 2005 and $13,000 ($16,000 for participants who are at least 50 years old) for the year ended December 31, 2004. In addition, the Company’s matching contributions are discretionary but the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees.

The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not make any material discretionary contributions for the years ended December 31, 2005 or 2004.

Participant Accounts – Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals, and allocation of the Plan’s losses and administrative expenses as applicable.

Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.

Princeton Retirement Group, Inc. (“PRG”) served as the recordkeeper and AMVESCAP National Trust Company (“AMVESCAP”) served as trustee for the Plan through January 3, 2006. Effective January 3, 2006, Fidelity Management Trust Company serves as the trustee for the Plan and Fidelity Retirement Services serves as the recordkeeper for the Plan.

Each participant may direct the investment of his or her account to the various investment options offered by the Plan.

Vesting of Benefits – Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested

Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%

Amounts forfeited upon termination are used to reduce future Company contributions. During the years ended December 31, 2005 and 2004 the Company’s contributions were reduced by $1,147,386 and $729,400 for forfeitures, respectively.

The salary deferral contributions are fully vested and non-forfeitable at all times.

Distributions – Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary will receive his or her vested interest in the Plan in the form of either a lump-sum payment or an annuity.

Loans and Withdrawals – A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, based on the prime rate at the beginning of the month plus 1% (8.25% and 6.25% at December 31, 2005 and 2004, respectively). The loan balance is collateralized by the participant’s account. Upon retirement or termination of the participant, distributions are made net of the outstanding loan balance. The loans are repaid through salary withholdings over periods generally ranging from 1 to 5 years.

Administrative Expenses – All administrative costs and expenses are paid by the Company, with the exception of a recordkeeping charge per participant per year ($15 for 2005 and 2004), and miscellaneous charges for loans and distributions.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Investments, other than common and collective trust funds and participant loans, are stated at fair market value based on quoted market prices in an active market. Investments in common and collective trust funds are stated at estimated fair value, as determined by the trustee, based on the fair market value of the underlying investments of the funds. Net appreciation or depreciation in the fair value of investments represents the change in fair market value during the year, including realized gains and losses on investments sold during the period. The participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and common and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits – Benefit payments are recorded upon distribution.

3. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets (at fair value) as of December 31, 2005 and 2004:

	2005		2004
	Units	Amount	Units	Amount
Beazer Homes USA, Inc. Company Stock Fund	559,449	$59,381,317	552,134	$39,858,580
INVESCO Stable Value Trust	12,782,068	12,782,068	9,287,665	9,287,665
American Growth Fund of America	339,623	10,480,769	283,863	7,772,163
American EuroPacific Growth Fund	185,978	7,643,690	151,295	5,390,641
AIM Large Cap Basic Value Fund	480,957	6,896,929	506,807	6,836,822
INVESCO 500 Index Trust	159,081	5,179,675	147,270	4,569,773
Franklin Small-Mid Cap Growth Fund	133,161	5,022,825	127,790	4,365,319
AIM Basic Balanced Fund - Investor	403,513	4,943,031	202,580	4,963,217

Net appreciation (depreciation) in fair value of investments, includes realized and unrealized gains and losses on investments, for the years ended December 31, 2005 and 2004 is comprised of the following:

	2005	2004
Beazer Homes USA, Inc. Company Stock Fund	$19,210,525	$12,683,867
AIM Large Cap Basic Value Fund	413,137	564,528
American Growth Fund of America	1,053,155	768,835
AIM Basic Balanced Fund - Investor	36,589	111,619
Franklin Small-Mid Cap Growth Fund	416,208	502,074
American EuroPacific Growth Fund	868,797	774,737
INVESCO 500 Index Trust	226,105	445,546
PIMCO Total Return Fund	(70,785)	(22,552)
Royce Low-Priced Stock Fund	361	114,415
Dow Jones Target 2025 Fund	89,259	114,688
Dow Jones Target 2045 Fund	99,946	131,312
Columbia Acorn Fund - A	104,476	175,717
MAS Mid Cap Value - Advisor Class Fund	131,567	114,336
AIM Dynamics Fund - Investor Class	87,757	83,540
Putnam Research Fund	24,312	30,209
Dow Jones Target Today Fund	8,910	21,659
Self Managed Accounts	74,781	—
Total	$22,775,100	$16,614,530

4.              Income Tax Status

The Plan uses a prototype plan document sponsored by INVESCO Trust Company (“INVESCO”). INVESCO received an opinion letter from the Internal Revenue Service (“IRS”), dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

5.              Party-In-Interest Transactions

Party-in-interest investments held by the Plan included 781,342 shares and 769,284 shares (adjusted for the Company’s March 2005 3-for-1 stock split) of Beazer Homes USA, Inc. common stock at December 31, 2005 and 2004, with a fair value of approximately $56.9 million and $37.5 million. Dividend income earned on Beazer Homes USA, Inc. common stock was $315,000 and $103,937 for the years ended December 31, 2005 and 2004, respectively.

Certain Plan investments are funds managed by AMVESCAP.  AMVESCAP served as the trustee for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.   Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6.              Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public

Accounting Firm)

Beazer Homes USA, Inc.

401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

		Description of Investment,
(a)	Identity of Issuer	Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock	**	$56,912,902
*	AMVESCAP	INVESCO Money Market Fund	**	2,468,415
		Beazer Homes USA, Inc. Stock Fund, 559,449 units		59,381,317

		COMMON/COLLECTIVE TRUSTS:
*	AMVESCAP	INVESCO Stable Value Trust, 12,782,068 units	**	12,782,068
*	AMVESCAP	INVESCO 500 Index Trust Fund, 159,081 units	**	5,179,675
	State Street Bank & Trust	Dow Jones Target Today Fund, 29,034 units	**	525,495
	State Street Bank & Trust	Dow Jones Target 2025 Fund, 66,656 units	**	1,551,611
	State Street Bank & Trust	Dow Jones Target 2045 Fund, 45,713 units	**	1,194,928

		REGISTERED INVESTMENT COMPANY:
*	AMVESCAP	AIM Large Cap Basic Value Fund, 480,957 units	**	6,896,929
	American Funds	American Growth Fund of America, 339,623 units	**	10,480,769
*	AMVESCAP	AIM Basic Balanced Fund - Investor, 403,513 units	**	4,943,031
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund, 133,161 units	**	5,022,825
	American Funds	American EuroPacific Growth Fund, 151,295 units	**	7,643,690
	PIMCO Advisors	PIMCO Total Return Fund, 382,933 units	**	4,020,798
	Royce Funds	Royce Low-Priced Stock Fund, 137,400 units	**	2,133,825
	Morgan Stanley	MAS Mid Cap Value- Advisor Class Fund, 56,312 units	**	1,470,859
	Columbia Funds	Columbia Acorn Fund - A, 105,541 units	**	2,909,753
*	AMVESCAP	AIM Dynamics Fund - Investor Class, 47,927 units	**	872,750
	Putnam Investments	Putnam Research Fund, 40,779 units	**	590,479
	State Street Bank & Trust	Self Managed Account - SSGA Money Market, 107,219 units	**	107,219
	State Street Bank & Trust	Self Managed Account	**	532,611

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 5.0% to 10.5%, and maturities from October 15, 2005 to January 8, 2019	**	2,128,309

				$130,368,941

*                 Party In Interest

**          Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-91904, No. 333-24765, No. 333-69398, No. 333-101142, and No. 333-116573 of Beazer Homes USA, Inc. on Form S-8 of our report dated May 26, 2006, appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
May 26, 2006

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